UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011.

Commission File Number 000-53518

GREEN ASIA RESOURCES INC.
(Translation of registrant’s name into English)

11F, Tower A, Building No. 1 GT International Centre Jia 3 Yongaudongli Jianguomenwai Avenue Chayang District, Beijing 100022, P.R. China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________.

Change of Corporate Name

On May 2, 2011, the Company filed with the Registrar of Corporate Affairs for a change of the Company name to “Green Asia Resources Inc.” to comply with regulations in the Peoples Republic of China that limits the use of the name ‘China’ in corporate names.  The action was taken by the board of directors in compliance with the corporate law of the British Virgin Islands

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREEN ASIA RESOURCES INC.

Date: May 12, 2011	By:	/s/ Jean Chalopin
Name: Jean Chalopin
Title: Chief Executive Officer

Exhibit Index

Item No.	Description

4.1	Copy of Certificate of Change for the name change to “Green Asia Resources Inc.”